Home61, Inc

Annual Report Disclosure as per Regulation Crowdfunding (§§ 227.201)

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer;

Name of the issuer: Home61, Inc

Legal Status:

Home61, Inc., is **a corporation** organized and existing under the provisions of the General Corporation law of the **State of Delaware** (the "General Corporation Law").

This corporation was originally incorporated pursuant to the General Corporation Law on **March 12, 2014** under the name Home61, Inc.

Physical Address: 3401 N Miami Ave, Suite 210, Miami, FL 33127

Website of the Issuer: www.home61.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Olivier Grinda

Olivier Grinda
2005-2009 BA at University of Miami

2009-2011 CMO/Co-Founder Brandsclub.com.br
2011 – 2013 CEO/Co-Founder www.shoes4you.com.br
2014-Present CEO/Co-Founder www.home61.com

Olivier Brion

Olivier Brion
1998-2000: Analyst CIC Bank (Venture)
2000-2010 : Chairman/CEO/Co-founder Previsite & 2004-2010 CEO Previsite America
2010-2011 : HEC Executive MBA
2011-2012 : CEO/Co-founder Lofty
2012-2013 : COO Roomorama
2014-2018 : COO/Co-founder Home61.

Cyril Carbonnier

Cyril Carbonnier
2000-2003 M.Sc IT at ESGI Paris Lead Dev
2002-2008 at ESG, Bouygues & Previsite in France
2009-2014 CTO Previsite & Listglobally (Australia)
2015-Present CTO/Co-founder Home61

Brian Paran

Brian Paran
1998 Kedge Business School kedge.edu
1999-2002 Trader www.ing.com
2002-2012 Founder Finance department and portfolio manager www.thesaurus.fr
2012-2014 Co-founder www.collins-properties.com
2014-2018 Co-Founder/ Senior Real Estate Agent www.home61.com

Peter Abrams

Peter Abrams
2009-2014: BA, Stanford University, Stanford Baseball
2014-2015: Co-Founder, Head of Sales/CEO, Guero Inc.
2015-2017: Sales & Business Dev. Manager, Payjoy.com
2017-2019: Co-Founder & Chief Talent Officer, Home61.com

Fabrice Grinda

Fabrice Grinda
2014 - Present: Managing Partner at FJ Labs.

On February 9, 2017 Fabrice joined the Board of Directors for Home61.

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Olivier Grinda

Securities:	791,660
Class:	Common Stock
Voting Power:	29.8%

(d) A description of the business of the issuer and the anticipated business plan of the issuer;

Home61 is a groundbreaking, tech-based real estate company that makes the process of finding a new home simple and fun. By allowing the buyer, renter or seller to have access to important data and research about the property and area, Home61 empowers its customers with the ability to answer important questions about where they want to live. Even with all of the information Home61 can provide with tech tools, we do not discount the value of having a qualified realtor. Home61 has a network of real estate professionals who are rated, reviewed and ready to answer you within 24 hours. We want to guide our customers and help them have ownership of their experience while having the support of a professional. The company was founded by Olivier Grinda, Olivier Brion and Cyrille Carbonnier in September of 2014. Grinda, an established and visionary entrepreneur, was purchasing a home in Miami. Expecting to have an exciting time selecting a property, he was disappointed and bogged down by the endless paperwork, missed appointments and lack of information. It took all of the fun out of it! And so, it inspired him to take his savvy tech knowledge and create a service preventing others from experiencing the same issues he did. By teaming up with Brion and Carbonnier, seasoned information technology gurus, Grinda was able to create Home61, a cutting-edge, online real estate brokerage company. Since the company's inception, the number of people using the service just keeps growing exponentially. The task is simple - keep innovating the features and services that streamline the home buying or renting process. With the aid of direct customer feedback, Home61 is ensuring the real estate process can evolve with the times and take full advantage of technological tools. What makes Home61 special is our dedication to sorting through all of the information that is available and understanding how it affects our clients. The details of your search, all the way down to the navigation of our site, are carefully considered. The same goes for the agents who represent our clients. The review system and transaction history for every property, agent and location is tracked and fed real time to those exploring any aspect of our services. Every detail of every interaction with Home61 informs the ongoing evolution of our services. The Home61 team is constantly developing and modifying the tools available to the customer. Every single transaction is reviewed, and we are always researching new opportunities to allow the technology to do what it does best - make it easy to organize and understand the real estate process. As more people use Home61 to aid their real estate transactions, the more we are able to innovate and satisfy. It is an important but basic principle that fulfilling the needs of our clients is best done by listening to their experience. It then shapes the constant, mindful decisions we make while developing our tools and features. From the first click to closing Home61 believes in trust, transparency, and client satisfaction.

For additional information, please see attached businessplan.pdf

(e) The current number of employees of the issuer;

Total number of employees of the issuer: 13

(f) A discussion of the material factors that make an investment in the issuer speculative or risky;

1. Thanks to our proprietary lead generation program we believe we are not affected by the ups and downs of the real estate market. However, Home61 is a startup and as such it s scalability and ultimate valuation has yet to be defined.

2. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

3. We will need to attract, train and retain additional highly qualified senior executives and technical and managerial personnel in the future. We continue to seek technical and managerial staff members, although we cannot compensate them until we have raised additional capital or purchased a business that generates cash flow from operations. We believe it is important to negotiate with potential candidates and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with a stock option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse effect on our business.

4. We may conduct future offerings of our common stock and pay debt obligations with our common and preferred stock which may diminish our investors' pro rata ownership. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

5. Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability. The business of cloud software solutions is competitive, and we expect it to become increasingly competitive in the

future. We may also face competition from large companies, any of which might have more capital than we have, and launch its own cloud-based business that competes with us.

6. The market for cloud software solutions is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced cloud software solutions products and services that provide higher levels of performance and reliability at lower cost. If we are unable to develop new services that address our customers' needs, to deliver our applications in one seamless integrated product offering that addresses our customers' needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our services is provided via the cloud, which, itself, has been disruptive to the previous premises-based model.

7. Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

8. We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services. A fundamental requirement for operating an Internet-based, worldwide cloud software solutions is the secure transmission of confidential information and media over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled and states may enact their own rules with which we may not comply. We rely on third party providers to process and guarantee payments made by our subscribers up to certain limits, and we may be unable to prevent our customers from fraudulently receiving goods and services. Our liability risk will increase if a larger fraction of transactions effected using our cloud-based services involve fraudulent or disputed credit card transactions.

9. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. Any intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer;

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Series Seed Preferred Stock	292,398	289,126	Yes	The preferred shares have a liquidation preference and are convertible into common stock at a 1:1 ratio, with a

				conversion price that could fluctuate based on additional subsequent issuances of preferred stock.
Common Stock	3,189,136	1,420,432	Yes	
Series A Preferred Stock	875,274	875,274	Yes	The preferred shares have a liquidation preference and are convertible into common stock at a 1:1 ratio, with a conversion price that could fluctuate based on additional subsequent issuances of preferred stock.

Summary of difference between different classes of securities of the issuer:

The crowdfunding securities being offered are only shares of common stock. No preferred stock is being offered. The common shares offered for sale are exactly the same as the shares of common stock that are currently outstanding.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The issuance of additional securities, as a result of the conversion of preferred stock into common stock or the exercise of stock options, will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. In the event of a liquidation or sale of Home 61, the holders of preferred shares are entitled to recover 100% of their investment before any proceeds will be distributed to the holders of common stock.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

As the holder of a significant percentage of the voting rights in the company, our largest shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the largest shareholder may, together with other shareholders sufficient to achieve a majority vote, decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Olivier Grinda

Securities: 791,660
Class: Common Stock
Voting Power: 29.8%

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions;

This valuation has been determined by our lead investor and validated with our existing investors.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

As minority owners, the crowd funding investors are subject to the decisions made by the majority shareholders.

The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

 If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In the event of a sale of our company, the holders of our preferred stock are entitled to recover 100% of their investment (which currently stands at approximately $5,000,000) before any proceeds will be distributed to the holders of common stock.

We may need to negotiate with related-parties for loans and other services. We currently have an agreement with a related party for technology-based services. No assurance can be given that funds or services will be available from a related party or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that our transactions with related parties, will be on an armlength basis.

(6) A description of the restrictions on transfer of the securities, as set forth in § 227.501;

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission;
- or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms;

Not applicable.

(q) A description of exempt offerings conducted within the past three years;

Date of Offering:	**03/2015**
Exemption:	**Regulation S and Section 4(a)(2)**
Securities Offered:	**Series Seed**
Amount Sold:	**$988,806**
Use of Proceeds:	
Marketing, technology enhancements and general and administrative expenses	

Date of Offering:	**02/2017**
Exemption:	**Regulation S and Section 4(a)(2)**
Securities Offered:	**Series A Preferred**
Amount Sold:	**$4,000,000**
Use of Proceeds:	**Proving the business model**

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

   (1) Any director or officer of the issuer;

   (2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

   (3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

NO.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations;

For the year ended December 31, 2018, revenue increased by $74,765.2, or 5.3%, to $1,466,256.94, as compared to revenue of $1,391,491.77 for the year ended December 31, 2017.

Cost of revenue, which is the commissions paid to the realtor agents, increased by $67,365.5, or 8.3%, to $877,103.63 for the year ended December 31, 2018, as compared to $809,738.13 for the year ended December 31, 2017.

Consequently, gross income increased by $7,399.67, or 1.27%, to $589,153.31 for the year ended December 31, 2018 as compared to $581,753.64 for the year ended December 31, 2017. On a percentage basis, for the years ended December 31, 2018 and 2017, gross income amounted to 40.1% and 41.8% of revenue, respectively.

Operating expenses increased by $605,192.8, or 31.6%, to $2,516,961.1 for the year ended December 31, 2018, as compared to $1,911,768.3 for the year ended December 31, 2017. The bulk of the increase in operating expenses in the year ended December 31, 2018 came from advertising, payroll and professional fees. Advertising increased by $176,243 or 28%, to $804,819 for the year ended December 31, 2018, as compared to $628,575.67 for the year ended December 31, 2017. Payroll increased by $109,177 or 17.1%, to $747,278.55 for the year ended December 31, 2018, as compared to $638,101 for the year ended December 31, 2017. Professional fees increased by $273,746 or 72.6%, to $650,700 for the year ended December 31, 2018, as compared to $376,954 for the year ended December 31, 2017.

The company has no debt and has historically been able to raise working capital to grow its operations. Cash amounted to $950,715.55 at December 31, 2018, as compared to $2,338,638.25 at December 31, 2017.

We have a service agreement with a company controlled by a related party, our CTO Cyril, under which we pay that company $35,000 per month for advertising, management and marketing services.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of theSecurities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuerreviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; *provided, however,* that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

Not Applicable.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202; and

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

The following documents are being submitted as part of this Annual Report:

Governance:

Certificated of Incorporation: certificateofincorporation.pdf
Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.pdf
Pitch Deck: pitchdeck.pdf